Exhibit 15

9 September 2002

Marconi plc — Annual General Meeting

The Company has today posted a letter to shareholders from the Chairman notifying them of the Company’s Annual General Meeting to be held on Tuesday, 8 October 2002. The following is an extract of the text of the Chairman’s letter:

“Dear Shareholder

ANNUAL GENERAL MEETING — TUESDAY, 8 OCTOBER 2002

I am writing to give you details of the business that will be conducted at the Annual General Meeting of the Company on Tuesday, 8 October 2002. You will find on page 3 of this document the Notice of the Third Annual General Meeting of the Company.

The last financial year has been the most traumatic in the Company’s history, with shareholders and employees suffering substantial losses. At the Annual General Meeting, I would like to take the opportunity to outline recent developments at Marconi. Specifically, I would like to address three issues.

Improving operational and financial performance

The past eighteen months have been spent trying to improve the operational and financial performance of the Group in the face of market conditions which have continued to deteriorate. We have made substantial progress in reducing our cost base and improving operating efficiency, although at the regrettable cost of more than 10,000 jobs from within the core business. We have also raised disposal proceeds of around £2,000 million in our efforts to focus the Company on its core business and reduce net debt.

Capital restructuring

On 28 August 2002, the Company entered into a non-binding agreement in principle with representatives of its syndicate banks and bondholders which sets out the framework for a financial restructuring of the Company and its subsidiary, Marconi Corporation plc. The agreement recognises the position of the Group’s creditors and allows shareholders to retain an economic interest in the continuing business through the shares and warrants they will receive in Marconi Corporation plc. An extract from the announcement concerning the financial restructuring is enclosed for your information. More detail is available on the Marconi website, www.marconi.com. Although there is much work to be done over the next few months, this announcement signals that we can now plan the future of the Group with renewed confidence.

Board composition

As previously announced, now that the principles for the financial restructuring terms have been agreed, I will stand down as Chairman as soon as a replacement can be appointed. I have begun an international search to identify potential candidates with the required skills and resources to lead the Board and Marconi. When I took on the interim Chairmanship, all of the non-executive directors volunteered to stand down as and when required in order to facilitate a reconstruction of the Board. With the previous uncertainty surrounding the future of the Company, many of the possible candidates were unable to make the necessary commitment. Accordingly, following last week’s announcement I have now re-activated the search process.

In the expectation that sufficient new Directors will have been confirmed by the date of the Meeting, Sir William Castell and Nigel Stapleton, who are retiring by rotation, will not stand for re-election at the Meeting. However, in the event that suitable replacements have not been confirmed by that date, at my request, they have both indicated that they are prepared to be re-appointed to the Board thereafter, to ensure that we have a full complement of Directors.

The current timetable for the proposed restructuring envisages that the formal documentation will be available in November. These documents will contain details of the new Board of Directors for Marconi Corporation plc.”

Contacts

Name: Title: Phone:	David Beck/Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com

Name: Title: Phone:	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com